

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Tran B. Nguyen
Chief Financial Officer
Prothena Corporation plc
77 Sir John Rogerson's Quay, Block C
Grand Canal Docklands, Dublin 2, D02 VK60
Ireland

> **Re: Prothena Corporation plc**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2023**
> **File No. 001-35676**

Dear Tran B. Nguyen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences